SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number (of issuer): 1-5667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cabot Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Corporation

Two Seaport Lane, Suite 1300

Boston, Massachusetts 02210-2019

*	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Cabot Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Cabot Retirement Savings Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cabot Retirement Savings Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Cabot Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cabot Retirement Savings Plan (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 28, 2013

Cabot Retirement Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2013

	Allocated	Unallocated	Total

Assets
Investments	$597,860,235	$—	$597,860,235
Employer contribution receivable	367,335	—	367,335
Notes receivable from participants	4,958,526	—	4,958,526

Total assets	603,186,096	—	603,186,096

Liabilities
Current portion of note payable	—	—	—
Total liabilities	—	—	—

Net assets available for benefits	$603,186,096	$—	$603,186,096

See notes to financial statements.

Cabot Retirement Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2012

	Allocated	Unallocated	Total

Assets
Investments	$463,169,056	$17,300,336	$480,469,392
Employer contribution receivable	1,474,786	—	1,474,786
Notes receivable from participants	3,180,202	—	3,180,202

Total assets	467,824,044	17,300,336	485,124,380

Liabilities
Current portion of note payable	—	6,687,978	6,687,978

Total liabilities	—	6,687,978	6,687,978

Net assets available for benefits	$467,824,044	$10,612,358	$478,436,402

See notes to financial statements.

Cabot Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

	Allocated	Unallocated	Total

Additions
Interest and dividend income (1)	$17,452,075	$1,709,524	$19,161,599
Interest on notes receivable from participants	232,886	—	232,886
Share allocation of Cabot Corporation common stock, at fair value	16,524,526	—	16,524,526
Net appreciation in fair value of investments	93,467,450	714,123	94,181,573
Transfer of forfeitures from allocated	—	1,170,000	1,170,000
Employer contributions	3,407,904	4,158,428	7,566,332
Participant contributions	13,920,484	—	13,920,484
Rollovers	781,714	—	781,714

Total additions	145,787,039	7,752,075	153,539,114

Deductions
Benefits paid to participants	36,173,235	—	36,173,235
Interest expense	—	350,075	350,075
Redemption/Managed Account fees	146,676	—	146,676
Transfer of forfeitures to unallocated	1,170,000	—	1,170,000
Share allocation of Cabot Corporation common stock, at fair value for ESOP Allocations	—	16,524,526	16,524,526
Share allocation of Cabot Corporation common stock at fair value for dividend payment	—	1,489,832	1,489,832

Total deductions	37,489,911	18,364,433	55,854,344

Net increase (decrease) in net assets	108,297,128	(10,612,358)	97,684,770
Merger of the Norit Americas Inc. Employees 401(k) Plan (Note 1)	27,064,924		27,064,924
Net assets available for benefits
Beginning of year	467,824,044	10,612,358	478,436,402

End of year	$603,186,096	$—	$603,186,096

See notes to financial statements.

(1)	Included in allocated dividend income are dividend payments in the form of a share allocation of Cabot Corporation common stock with an aggregate fair value of $1,489,832.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

1.	Description of the Plan

General

Cabot Corporation (“Cabot” or the “Company”) initially adopted the Cabot Corporation Employee Stock Ownership Plan (the “ESOP”) in 1988, the Cabot Retirement Incentive Savings Plan in 1994 (previously the Cabot Profit-Sharing and Savings Plan, adopted in 1952) (the “CRISP”), and the Cabot Employee Savings Plan in 1987 (the “CESP”). As of December 31, 2000, the CRISP and the CESP were merged with and into the ESOP. The combined amended and restated plan is a defined contribution plan and was renamed the Cabot Retirement Savings Plan (the “Plan”). The Plan has two components, a 401(k) plan and an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

As of the close of business on July 31, 2012, Cabot acquired Norit Americas Inc. (“Purification Solutions”). The Norit Americas Inc. Employees 401(k) Plan (“Norit Plan”) was merged with and into the Plan effective January 1, 2013.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All U.S. employees of the Company and its participating subsidiaries (except certain temporary and leased employees) are eligible to participate in the Plan beginning on the later of the first day of employment or the date the employee is included in an employee group which participates.

Purification Solutions employees participated in the Plan in 2013 under a separate benefit formula that was the same benefit formula they received under the Norit Americas Inc. Employees 401(k) Plan.

Employee Contributions

By means of a salary reduction arrangement, a Cabot participant may make contributions to his or her account. Participants may elect to contribute up to 50% (limited to 15% for highly compensated employees) of their U.S. eligible compensation on a before-tax basis (includes catch-up contributions), an after-tax basis, or a combination thereof, subject to certain limitations under the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For 2013, former Purification Solutions employees may contribute from 1 to 100% of pay on a pre-tax only basis.

Company Contributions

The Company’s allocated contributions for all Cabot participants are primarily in the form of (i) a Cabot common stock allocation (the “ESOP allocation”) and (ii) a matching contribution in shares of Cabot common stock. These contributions are calculated and recorded as of the last business day of a calendar quarter. In addition, the Company may make discretionary contributions to participants under the terms of the Plan. No such discretionary contributions were made during the year ended December 31, 2013.

For employees not subject to a collective bargaining agreement, Cabot makes a matching contribution of 75% of a participant’s before-tax, after-tax and catch-up contributions on up to 7.5% of the participant’s eligible compensation, making the maximum matching contribution an amount equal to 5.625% of a participant’s eligible compensation.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

For the ESOP allocation each quarter, a total of 108,696.645 shares of common stock are allocated among eligible participants. The number of shares allocated to each participant each quarter depends in part on the fair market value of Cabot common stock at the time of the allocation, the number of shares allocated to the payment of dividends and total eligible compensation. The ESOP allocation each quarter is generally between 4% and 8% of a participant’s eligible compensation. In instances where a participant’s allocation is less than 4% of eligible compensation, the Company is required to make a contribution to provide a minimum allocation of 4% of eligible compensation. If there are unallocated shares after participants receive an ESOP allocation equal to 8% of eligible compensation, the additional shares are used to fund the Company matching contribution. During 2013, 112,106 shares with an aggregate fair value of $4,782,449 as of the dates of the allocations were used to reduce Company matching contributions. In the event not all shares have been allocated to participants after the ESOP allocation and Company matching contributions have been made, the remaining shares are contributed to participants based on total eligible compensation. During 2013, 15,134 shares with an aggregate fair value of $668,630 as of the dates of the allocations were used to pay employees excess ESOP allocation. ESOP and excess ESOP allocations are made to the accounts of participants who are employed on the last business day of the calendar quarter or who have retired, died, or become totally and permanently disabled during the quarter. The ESOP allocation formula expired on December 31, 2013 when the final loan payment was made to John Hancock and all associated shares have been allocated.

As discussed in Note 6, the Company remitted debt service contributions to the Plan.

In 2013 Purification Solutions employees received matching contributions equal to 50% of a participant’s contributions up to 5% of eligible compensation for a maximum match of 2.5%. Purification Solutions employees may also receive a discretionary, nonelective contribution if employed on the last day of the quarter or if they become disabled or die during the quarter. The amount of the contribution will be a percentage of eligible base pay for the quarter based on years of service according to the following schedule: 5% for less than five years of service, 7.5% if between five and ten years of service, and 10% for more than ten years of service. The Company contributed $1,523,878 in discretionary non-elective contributions to Purification Solutions participants for the year ended December 31, 2013.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, Company contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined, with the exception of the ESOP allocation, which is based on a participant’s eligible earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan including the Cabot Common Stock Fund which consists primarily of Cabot common stock.

The quarterly ESOP allocations are recorded in the Cabot Common ESOP Stock Fund, which is comprised primarily of Cabot common stock. The quarterly Company matching contribution is recorded in the Cabot Common ESOP Stock Fund, the Cabot Common Stock Fund or a combination of both. Subject to any restrictions on trading set forth in Cabot’s Policy on Transactions in Securities, participants are able to redirect at any time their portion of the Cabot Common ESOP Stock Fund and the Cabot Common Stock Fund into any of the investment options offered by the Plan. Accordingly, amounts being allocated to the Cabot Common ESOP Stock Fund and the Cabot Common Stock Fund are considered to be participant directed investments.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Vesting

Each Cabot participant is at all times 100% vested in his or her contributions. Effective January 1, 2002, all salaried participants are vested in all Company contributions and earnings thereon according to the following five-year vesting schedule: 20% upon completion of two years of service, 40% upon completion of three years of service, 60% upon completion of four years of service, and 100% upon completion of five years of service. In addition, a participant’s entire account balance becomes 100% vested and payable upon the participant’s attainment of age 65, or upon the participant’s early retirement (defined as age 55 with 10 years of service to the Company), disability or death. Purification Solutions employees are always vested in their contributions and earnings and become vested in Cabot and Norit Plan contributions after two years of service.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other severance of employment. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions for participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminate employment and fail to make a timely distribution election will be paid to an individual retirement account designated by the plan administrator. For Cabot employees not subject to certain collective bargaining agreements, effective April 30, 2001, the Plan requires all new benefits to be paid in the form of a lump sum distribution.

A participant may withdraw up to 100% of his or her before-tax contributions upon showing a financial hardship exists, as defined by the plan, but only after the participant has withdrawn all other vested benefits from the Plan and the maximum loan has been made from the participant’s account. Participants may withdraw at any time any after-tax contributions made.

A participant may make withdrawals from his or her entire vested account balance once the participant reaches age 59 1/2.

A participant may elect to defer payment of a benefit until April 1 following the year that the participant reaches age 70 1/2.

Participant Loans

Cabot and Purification Solutions employees may obtain loans from the Plan in an amount not to exceed, in the aggregate, the lesser of $50,000 or 50% of the total vested amount in the participant’s account. Each loan must be paid in full within five years through payroll deductions and is secured by the participant’s remaining account balance. The Plan provides that loans may bear interest at reasonable rates as determined by the Benefits Committee of the Company. The interest rate is currently the prime rate plus 2%, and is adjusted quarterly for new loans to reflect changes in the prime rate. Interest rates on outstanding loans as of December 31, 2013 ranged from 3.25% to 5.25% per annum. Purification Solutions employees may also obtain a 30 year loan for the purchase of a principal residence. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual amounts could differ from those estimates.

Risk and Uncertainties

The Plan allows for various investment options (as selected by the Plan administrator) in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Income Recognition

Purchases and sales of securities are reflected on a trade date basis. Gains or losses on sales of securities are based on average cost.

Dividends received in cash are recorded on the ex-dividend date. Dividend payments received in shares of Cabot common stock are recorded on the ex-dividend date in an amount equal to the fair value of the common stock on that date. Interest income is recorded as earned on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of (i) realized gains or losses, and (ii) unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses related to investments in the mutual funds are charged directly to the mutual funds and deducted from income earned on a daily basis by the mutual funds and are not separately reflected in the accompanying financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

3.	Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers of assets between levels during the year ended December 31, 2013. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common collective trust – Valued at net asset value based on information reported by the trustee with reference to the market value of the trust’s underlying assets at year end. The common collective trusts are audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the amount realized upon disposition. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.

The following tables sets forth by level and major categorization within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2013
	Total	Level 1	Level 2	Level 3

Common collective trust:
Target retirement	$67,350,722	$—	$67,350,722	$—

Mutual funds:
Money market funds	31,053,511	31,053,511	—	—
Domestic equity funds	209,134,193	209,134,193	—	—
International funds	52,699,368	52,699,368	—	—
Balanced funds	62,690,938	62,690,938	—	—
Bond funds	58,111,972	58,111,972	—	—

Total mutual funds	413,689,982	413,689,982	—	—
Company stock *	116,819,531	116,819,531	—	—

Total	$597,860,235	$530,509,513	$67,350,722	$—

*	Includes both Cabot Common ESOP Stock Fund and Cabot Common Stock Fund.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

The target date common collective trusts held by the Plan seek to provide total return consisting of long-term growth or capital and current income, consistent with the investment strategy of an investor who expects to retire at the selected retirement date. Redemptions are allowed daily for the Plan and participants. There are no unfunded commitments.

	2012
Description:	Total	Level 1	Level 2	Level 3
Mutual Funds:
Money Market Funds	$26,206,782	$26,206,782	$—	$—
Domestic Equity Funds	144,462,044	144,462,044	—	—
International Funds	35,808,315	35,808,315	—	—
Balanced Funds	86,580,864	86,580,864	—	—
Bond Funds	57,643,126	57,643,126	—	—

Total Mutual Funds	350,701,131	350,701,131	—	—

Company Stock *	129,768,261	129,768,261	—	—

Total	$480,469,392	$480,469,392	$—	$—

*	Includes both Cabot Common ESOP Stock Fund and Cabot Common Stock Fund.

Investment Contract with Insurance Company

As a result of the merger in of the Norit Plan, ownership of a benefit-responsive investment contract with Principal Life Insurance Company (“PFLIC”) was assumed by the Plan on January 1, 2013. Contributions to the PFLIC were maintained in the Principal Fixed Income Guaranteed Option (“PFIGO”). The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PFLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In October 2013, the PFIGO was redeemed and the proceeds were transferred to Vanguard Fiduciary Trust Company. The proceeds received were equal to the contract value of the PFIGO. There were no fair value adjustments or surrender charges recognized. The value of the PFIGO held by the Plan at December 31, 2012 and 2013 was zero.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent. The crediting interest rate during 2013 was as follows:

January – May        1.9%

June – October        1.8%

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

The table below sets forth a summary of changes in fair value of the Plan’s level 3 investment assets for the year ended December 31, 2013:

Guaranteed Investment Contract
Balance, beginning of year	$—
Transfer to Plan	3,103,142
Interest	39,947
Sales	(3,143,089)

Balance, end of year	$—

4.	Investments

The fair value of investments held by the Plan that exceed 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013		2012
	Allocated	Unallocated	Allocated	Unallocated
Vanguard Windsor II Fund	$39,764,604	$—	$27,664,182	$—
Vanguard Wellington Fund	62,690,938	—	48,219,221	—
Cabot Corporation Company Stock*	116,819,531	—	112,467,925	17,300,336
Vanguard 500 Index Fund	—	—	53,955,187	—
Vanguard Institutional Index Fund	71,722,655	—	—	—
Vanguard Total Bond Market Index Fund	43,733,209	—	44,747,802	—
Vanguard International Growth Fund	36,315,071	—	25,895,571	—
Vanguard PRIMECAP Fund	48,854,645	—	31,838,311	—
Vanguard Prime Money Market Fund	31,053,511	—	—	—

*	Includes both Cabot Common ESOP Stock Fund and Cabot Common Stock Fund.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Cabot Corporation common stock *	$29,789,221
Mutual funds	64,392,352

Total appreciation in fair value	$94,181,573

*	Amount relates to both Cabot Common ESOP Stock Fund and Cabot Common Stock Fund and includes $714,123 of net appreciation in unallocated investments.

5.	Note Payable

Note payable consisted of the following:

	December 31,
	2013	2012
Note due 2013, 8.29%	$—	$6,687,978

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

In November 1988, the Plan borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of Cabot Series B preferred stock (“ESOP note”). This debt accrued interest at a rate of 8.29% per annum, and was being repaid in equal quarterly installments. The final principal payment of $6,687,978 was made on December 31, 2013. This debt was collateralized by the assets in the unallocated fund and was guaranteed by the Company. On July 20, 2007, all of the Company’s outstanding shares of preferred stock were converted into shares of the Company’s common stock.

6.	Debt Service Contributions

The Company contributed to the Plan on a quarterly basis the deficiency between dividends earned on the unallocated leveraged common stock and the payment due by the Plan to the lender described in Note 5. These debt service contributions are recorded as unallocated company contributions.

7.	Forfeitures

Upon termination of a participant from the Plan before his or her benefits are fully vested, the unvested portion of the Company contributions is forfeited. The Plan allows the Company to apply participant forfeitures toward the payment of the ESOP debt obligation. During 2013, the Company used $1,170,000 of participant forfeitures toward the payment of the ESOP note. As of December 31, 2013 and 2012, available remaining participant forfeitures totaled $59,531 and $10,157 respectively. The Company can use forfeitures for other Company contributions.

8.	Administrative Expenses

Effective January 1, 2012, the Plan document was amended to permit the allocation of all usual and reasonable expenses to Participants’ accounts. With this change, certain redemption, special managed account and participant loan fees are allocated to participants as appropriate, and all other administrative expenses allocated to the operation of the Plan were paid by the Company during the year ended December 31, 2013. Under the terms of the Plan, such costs, to the extent permitted by ERISA, may be allocated to Participant accounts or paid by the Company.

9.	Federal Income Tax Status

In a letter dated May 4, 2009, the Internal Revenue Service (IRS) advised the Company of its favorable determination with respect to the qualified status of the Plan, as amended and restated, under the Code. The Plan is intended to qualify as a profit sharing plan under section 401(a) of the Code that contains a stock bonus feature constituting an employee stock ownership plan under section 4975(e) of the Code. The Plan has been amended since receiving the determination letter, however, the Company and Plan management believe that the Plan has been designed and is, except as described below, being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been accrued.

Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that all Plan years remain open and subject to audit.

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

In May 2014, the Plan Sponsor became aware of a discrepancy between the Plan language and the administrative process used to calculate the matching contribution. The Plan Sponsor is planning to correct these errors under the IRS’ Employee Plans Compliance Resolution System and believes amounts due to the Plan, if any, are immaterial to the financial statements.

10.	Plan Termination

The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to suspend its contributions or to terminate the Plan at any time. In the event the Plan is terminated, all participants become 100% vested and the assets of the Plan, after payment of any expenses, taxes or proper charges of the trustee, will be allocated in accordance with the provisions of ERISA.

11.	Party-In-Interest

The Plan’s investment options include certain mutual funds and common collective trusts of The Vanguard Group. Vanguard Fiduciary Trust Company is the record keeper and trustee of certain of the Plan’s assets and, therefore, participant investments in mutual funds and common collective trusts within The Vanguard Group qualify as party-in-interest transactions. Management fees paid for investment management services are charged directly to the mutual funds and common collective trusts by Vanguard, and are reflected as a reduction of the return earned on each mutual fund. The Plan does not separately pay any management fees to The Vanguard Group.

In addition, the Plan is invested in common stock of the Company and these transactions qualify as party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held common stock of the Company, the sponsoring employer. During the year ended December 31, 2013, and December 31, 2012 the Plan earned dividend income of $2,262,388 and $2,707,788 respectively, related to the common stock of the Company.

12.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2012 and a reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013, is as follows:

2012
Net assets available for benefits per the financial statements	$478,436,402
Deemed distributed - reduction of loans	(26,582)

Net assets available for benefits per Form 5500	$478,409,820

2013
Net increase in net assets available for benefits per the financial statements	$97,684,770
Add change in deemed distributions	26,582

Net income per Form 5500	$97,711,352

Cabot Retirement Savings Plan

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

13.	Subsequent Events

During 2013, the Board of Directors of Cabot approved several amendments to the Plan effective January 1, 2014. The amendments include amendments to the Company contribution rates and the vesting schedules. The current contributions provided by the Company will be replaced with (1) a 100% matching contribution on up to the first 6% of eligible compensation the participant contributes and (2) a 4% retirement contribution. The matching contribution will vest immediately and the retirement contribution will vest after two years.

The Company has evaluated subsequent events through June 30, 2014, the date these financial statements were issued.

*****

Cabot Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2013	EIN: 04-2271897 PN: 022

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	Cabot Corporation	Company Stock	**	$116,819,531

*	Vanguard Institutional Index Fund	Mutual fund	**	71,722,655

*	Vanguard Explorer Fund	“	**	27,628,866

*	Vanguard Extended Market Index Fund	“	**	21,163,423

*	Vanguard Prime Money Market Fund	“	**	31,053,511

*	Vanguard International Growth Fund	“	**	36,315,071

*	Vanguard International Value Fund	“	**	16,384,297

*	Vanguard PRIMECAP Fund	“	**	48,854,645

*	Vanguard Short-term Federal Fund	“	**	14,378,763

*	Vanguard Target Retirement Trust 2010	Common collective trust	**	2,007,137

*	Vanguard Target Retirement Trust 2015	“	**	10,112,181

*	Vanguard Target Retirement Trust 2020	“	**	12,170,846

*	Vanguard Target Retirement Trust 2025	“	**	9,589,942

*	Vanguard Target Retirement Trust 2030	“	**	8,208,457

*	Vanguard Target Retirement Trust 2035	“	**	8,597,320

*	Vanguard Target Retirement Trust 2040	“	**	5,236,212

*	Vanguard Target Retirement Trust 2045	“	**	3,842,763

*	Vanguard Target Retirement Trust 2050	“	**	2,464,826

*	Vanguard Target Retirement Trust 2055	“	**	380,599

*	Vanguard Target Retirement Trust 2060	“	**	319

*	Vanguard Target Retirement Trust Fund	“		4,740,120

*	Vanguard Total Bond Market Index Fund	Mutual fund	**	43,733,209

*	Vanguard Wellington Fund	“	**	62,690,938

*	Vanguard Windsor II Fund	“	**	39,764,604

	Total investments on the statement of net assets available for plan benefits			597,860,235
*	Participant Loans	(3.25% – 5.25%)	–	4,958,526

	Total investments on the Form 5500			$602,818,761

*	Indicates party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabot Retirement Savings Plan
(Name of Plan)

Date: June 30, 2014	/s/ Robby D. Sisco
Robby D. Sisco
Senior Vice President

Exhibit Index

Exhibit Number

Exhibit 23.1	— Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	— Consent of Independent Registered Public Accounting Firm